82-35029

RECEIVED

2008 JUL -3 A 6:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 July 2008

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

SUPPL

WESTFIELD GROUP (ASX:WDC)
MEDIA RELEASE – WESTFIELD REACHES AGREEMENT FOR STRATFORD CITY

Attached is a media release in relation to Westfield Stratford City.

Yours faithfully
WESTFIELD GROUP

[redacted]

08003599

Simon Tuxen
Company Secretary

Encl.

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

82-35029

Westfield

RECEIVED

2008 JUL -3 A 6:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 July 2008

MEDIA RELEASE

WESTFIELD REACHES AGREEMENT FOR STRATFORD CITY

Westfield Group (ASX:WDC) has reached agreement with various government and Olympic agencies which will facilitate work to proceed on one of Britain's largest regeneration schemes. The agreements relate to the delivery of land, development rights and the provision of infrastructure, utilities and services to Stratford City and the Olympic facilities.

Westfield's plans for Stratford City were a key element of a briefing given to Prime Minister Gordon Brown today by Mr Frank Lowy AC, Chairman of Westfield Group at No. 10 Downing Street.

Mr Lowy said: "The £1.5 billion Stratford City retail and leisure development has both scale and significance, serving as a gateway to the Olympic Park and delivering real momentum to the regeneration of east London. We anticipate significant transformation flowing from the 2012 Olympics with Stratford City becoming the metropolitan centre of east London."

The Prime Minister, the Right Hon. Gordon Brown, said: "Development in and around the Olympic Park site will bring real benefits to the people of east London, transforming the local area and bringing billions of pounds of private investment into one of the most disadvantaged parts of the UK. Regeneration was at the heart of our bid for the 2012 Olympic and Paralympic Games, so I welcome the excellent progress being made on the Stratford City development."

Also present at the meeting were Mr Boris Johnson, Mayor of London, Sir Robin Wales, Mayor of Newham, Ms Tessa Jowell, Minster for the Olympics and London, Lord Sebastian Coe, London 2012 Chairman, Mr John Armitt, Chairman of Olympic Delivery Authority and Mr David Higgins, Chief Executive of ODA.

Boris Johnson, Mayor of London, said: "The enduring benefit to London of the Olympic Games is the legacy they leave behind. Westfield's investment is a significant step towards achieving that legacy and a major contribution by the private sector to creating new opportunities for people in east London."

Sebastian Coe, London 2012 Chairman, said: "We have what could be termed the hat trick of regeneration – the biggest event on the planet, a world leader in retail development and a dynamic world city that is leading the way in urban regeneration. This powerful combination will super-charge the regeneration and opportunities for the communities in this area, delivering in a few years what would otherwise have taken decades to achieve. We are creating an exciting new chapter in the history of east London."

David Higgins, Chief Executive of the ODA, "This massive private sector investment is further evidence of how the Olympics are acting as the catalyst for the regeneration of east London. I have no doubt that Westfield has the vision, the values and the capacity to deliver a world-class retail, entertainment and leisure destination for the capital. We look forward to working in partnership with them."

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579
AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426
Laura Passam +44 207 061 1681

The retail development is integral to the Games-related investment in east London. Stratford City will be one of the best connected places in the UK. At the hub of two of the busiest underground lines, an expanded Docklands Light Railway network and the new international high speed rail link to continental Europe, and ultimately Crossrail. It will also benefit from a range of regional overland services, including the improved North London line, and a new bus interchange.

Stratford City will be built to some of the highest environmental standards applied to a major development in Britain. A Combined Cooling and Heating Plant (CCHP) will provide 75% of the development's energy requirements. Water conservancy, use of sustainable materials and a commitment to recycling are key features of the development.

Westfield Stratford City, the 175,000 sq m retail and leisure destination, will be anchored by John Lewis, Waitrose and Marks & Spencer. The development will feature around 300 local, national and international fashion, home and lifestyle brands, as well as a variety of leisure and entertainment experiences and is due to open in 2011.

Mr Lowy said: "The project will be a beacon for the Westfield brand worldwide, at a major transport hub of the UK and continental Europe, and complement the Group's other major project – Westfield London – which is due to open in west London on 30 October later this year. Westfield's two London properties are expected to become the highest grossing regional malls in the United Kingdom."

ENDS

Notes to Editors:

Picture editors: High resolution images of Stratford City and Westfield London can be downloaded from: https://rcpt.yousendit.com/574562222/96242ab8c2498 b807c1d5e99f29f3f42

To view more plans, images and a flythrough of the Stratford City development go to www.westfield.com/stratfordcity

Stratford City

- Stratford City will transform attitudes to working and living in east London, introducing modern retail, leisure and entertainment facilities (1.9m sq ft/175,000 sq m), office (1.1m sq ft/106,200 sq m) and hotel space (0.4m sq ft/34,800 sq m) as well as residential apartments, community amenities, contemporary landscaping and public spaces. Westfield Stratford City is part of the plans to build 160,000 new homes in the Thames Gateway region between 2001 and 2016.

- Westfield's Stratford City retail development serves a catchment comprising 3.3 million people with an estimated retail spend of £23 billion.

- The overall age profile of Stratford is geared towards a younger demographic, with more than 35 per cent of households falling within the age range 25-44 years by 2011. In addition to this are the many tourists and visitors who visit the

MEDIA RELEASE

area, with the nearby London City Airport handling 1.4 million passengers per year, serving 23 European destinations.

- More than 25,000 construction jobs will be created throughout the duration of the Stratford City project, with a peak of 4,500 workers on site at one time. It is estimated that more than 18,000 permanent jobs will be created on completion. By 2016, the Thames Gateway will have created 200,000 new jobs, three quarters of which can be accommodated across Stratford City and Canary Wharf.

- The new Stratford International Station will promote Stratford as Britain's front door to Europe, serving Paris and Brussels in approximately 2 hours. Local rail links will reach St. Pancras in 7 minutes, Ebbsfleet in 10 minutes and Ashford in 20 minutes. Stratford City is also served by DLR, Central and Jubilee services and has direct rail links from London City Airport. It is estimated that daily passenger numbers at Stratford Regional Station will increase 124% from 37,000 in 2007 to 83,000 in 2016 and currently approximately 40% of Newham residents travel to work via tube or train. In the Lower Lea Valley £17 billion will be invested in public transport in the lead up to 2012.

- Cross Rail will further enhance Stratford's connectivity to both east and west (including the City and Heathrow) with 24 passenger trains in each direction.

- A new regional bus interchange at the heart of the site will be the focus for bus routes and all buses will connect to both the regional and international stations. Supporting road network improvements will be created for buses and cars to access Stratford City, and over 5,000 dedicated retail car parking spaces will be provided.

Westfield Group

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 5,000 staff worldwide. It has investment interests in 118 shopping centres across Australia, the United States, the United Kingdom and New Zealand, encompassing almost 23,000 retail outlets. With a total value of assets under management of approximately A$63 billion (£30 billion), the Westfield Group is the largest retail property group in the world by equity market capitalisation.

Westfield UK

In the UK, Westfield has seven operating centres at Tunbridge Wells, Nottingham, Guildford, Belfast, Lisburn, Merry Hill and Westfield Derby - which opened on 9th October last year.

Westfield has three major urban regeneration projects; Westfield Stratford City, the landmark Westfield London which on completion this autumn will be the largest shopping centre in Greater London, and Westfield Bradford, a retail-led mixed-use development in the heart of the city.

MEDIA RELEASE

END